

June 25, 2014

Via E-mail
Mr. Kriss Cloninger III
President, Chief Financial Officer, Treasurer and Director
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

**Re: Aflac Incorporated
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-07434**

Dear Mr. Cloninger:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Note Payable, page 71

1. You disclose the ratio of adjusted debt to total capitalization. You define adjusted debt as the sum of gross notes payable, less 50% of your subordinated debentures and the portion of your senior notes designated as pre-funding of your 2014 maturities. For total capitalization, you define it as the sum of adjusted debt plus shareholders' equity, excluding the unrealized gains and losses on investment securities and derivatives. Tell us why this ratio is not a non-GAAP measure and why you do not provide all of the disclosures required under Item 10(e)(1)(i) of Regulation S-K.

Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 86

2. Please tell us to what contracts the line item "Changes in investment-type contracts, net" as presented within cash flow from financing activities refers, the amount of these contracts at December 31, 2013, and where they are classified in your balance. Further, provide us your analysis under ASC 230-10-45 supporting this net presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant